UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 PINNACOR, INC.

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    723487104
                                 (CUSIP Number)

                                JANUARY 16, 2004
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                               [_] Rule 13d-1(b)
                               [_] Rule 13d-1(c)
                               [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 723487104             SCHEDULE 13G                        Page  2 of 8
          ---------

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1.       Name of Reporting Person               General Atlantic Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box              (a) [X]
         if a Member of a Group                 (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization         Delaware

--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  0
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person 00

--------------------------------------------------------------------------------

CUSIP NO. 723487104             SCHEDULE 13G                        Page  3 of 8
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person             General Atlantic Partners 69, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box              (a) [X]
         if a Member of a Group                 (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization         Delaware

--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  0
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person PN

--------------------------------------------------------------------------------

CUSIP NO. 723487104             SCHEDULE 13G                        Page  4 of 8
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person               GapStar, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box              (a) [X]
         if a Member of a Group                 (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization         Delaware

--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  0
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person 00

--------------------------------------------------------------------------------


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CUSIP NO. 723487104             SCHEDULE 13G                        Page  5 of 8
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person             GAP Coinvestment Partners II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box              (a) [X]
         if a Member of a Group                 (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization         Delaware

--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  0
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person PN

--------------------------------------------------------------------------------

CUSIP NO. 723487104             SCHEDULE 13G                        Page  6 of 8
          ---------

                  This Amendment No. 2 to Schedule 13G (the "Amendment") is filed by the undersigned to amend and restate in its entirety Amendment No. 1 to
Schedule 13G, dated as of February 8, 2002, which amended and restated in its entirety Schedule 13G, dated as of February 13, 2001, with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Pinnacor, Inc. (f/k/a ScreamingMedia, Inc.) (the "Company").

Item 1.  (a)      NAME OF ISSUER

                  Pinnacor, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  601 West 26th Street
                  New York, NY 10001

Item 2.  (a)      NAMES OF PERSONS FILING

                  General Atlantic Partners, LLC ("GAP")
                  General Atlantic Partners 69, L.P. ("GAP 69")
                  GapStar, LLC ("GapStar")
                  GAP Coinvestment Partners II, L.P. ("GAPCO II", and together with GAP, GAP 69 and GapStar, the "Reporting Persons")

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  c/o General Atlantic Service Corporation
                  3 Pickwick Plaza
                  Greenwich, CT 06830

         (c)      CITIZENSHIP

                  GAP -- Delaware
                  GAP 69 -- Delaware
                  GapStar -- Delaware
                  GAPCO II -- Delaware

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $0.01 per share (the "Shares")

         (e)      CUSIP NUMBER

                  723487104

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4. On January 16, 2004, as a result of the consummation of the Agreement and Plan of Merger, dated July 22, 2003, among the Company, NMP, Inc. ("Holdco"), MarketWatch.com, Inc., Maple Merger Sub, Inc., a wholly-owned subsidiary of Holdco, and Pine Merger Sub, Inc., a wholly-owned subsidiary of Holdco, the Reporting Persons ceased to own any Shares.

CUSIP NO. 723487104             SCHEDULE 13G                        Page  7 of 8
          ---------


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

         Not applicable.

CUSIP NO. 723487104             SCHEDULE 13G                        Page  8 of 8
          ---------


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated January 20, 2004

                                    GENERAL ATLANTIC PARTNERS, LLC


                                    By: /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                    GENERAL ATLANTIC PARTNERS 69, L.P.


                                    By: General Atlantic Partners, LLC
                                        its General Partner


                                    By: /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-in-Fact


                                    GAPSTAR, LLC


                                    By: General Atlantic Partners, LLC
                                        its Sole Member


                                        By: /s/ Thomas J. Murphy
                                            -----------------------------------
                                            Name:  Thomas J. Murphy
                                            Title: Attorney-in-Fact


                                    GAP COINVESTMENT PARTNERS II, L.P.


                                    By: /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact